UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

2 Wall Street
8th Floor
New York, NY 10005
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Acquisition or Disposition of Assets.

On January 6, 2021, Wins Finance Holdings Inc. (the “Company”), sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture. Jinchen Agriculture operated the Company’s guarantee business, which the Company lost control of earlier this year when the police froze the assets of Jinchen Agriculture and Dongsheng Guarantee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2021

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name: Renhui Mu
Title: Chief Executive Officer